UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Benton, David H., Jr.
   14 Oak Park
   Bedford, MA  01730
   USA
2. Issuer Name and Ticker or Trading Symbol
   Progress Software Corporation
   PRGS
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Day/Year
   August 31, 2002
5. If Amendment, Date of Original (Month/Day/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President and Corporate Controller
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security|2.    |2A.   |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                    |Trans-|Exec- |Trans |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                    |action|ution |action|                                  |  Beneficially     |(D)or |                           |
                    |      |      |    | |                  | A/|           |  Owned Following  |Indir |                           |
                    |Date  | Date |Code|V|    Amount        | D |    Price  |  Reported Trans(s)|ect(I)|                           |
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Common Stock        |      |      |    | |                  |   |           |6,580 (1)          |D     |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of   |2.Con-  |3.     |3A.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Derivative |version |Trans- |Deemed|Trans-| rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
  Security   |or Exer |action |      |action| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
             |cise    |       |Execu-|      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
             |Price of|       |ution |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
             |Deriva- |       |      |      |               |Date |Expir|                    |       |ficially    |Ind|            |
             |tive    |       |      |      |           | A/|Exer-|ation|   Title and Number |       |Owned Follow|ire|            |
             |Secu-   |(Month/|(Month|    | |           | D |cisa-|Date |   of Shares        |       |ing Reported|ct |            |
             |rity    |Day/   |/Day/ |Code|V|  Amount   |   |ble  |     |                    |       |Trans-      |(I)|            |
             |        |Year)  |Year) |    | |           |   |     |     |                    |       |action(s)   |   |            |
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Nonqualified |$13.2400|8/2/02 |      |A   |V|45,600     |A  |8/2/0|8/1/1|Common Stock|45,600 |       |45,600 (3)  |D  |            |
stock options|        |       |      |    | |           |   |2 (2)|2    |            |       |       |            |   |            |
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Incentive sto|$13.2400|8/2/02 |      |A   |V|4,400      |A  |8/2/0|8/1/1|Common Stock|4,400  |       |4,400 (4)   |D  |            |
ck options   |        |       |      |    | |           |   |2 (2)|2    |            |       |       |            |   |            |
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             |        |       |      |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
(1) Includes purchases made pursuant to the Employee Stock Purchase Plan (ESPP) of 849 shares on April 1,
2002, 598 shares on July 1, 2002, and 436 shares on October 1,
2002.
(2) Six-sixtieths of the options vest on the date of grant, thereafter the options vest in equal monthly increments over a 54 month period commencing on
9/1/02.
(3) On 12/1/02, options to purchase 7,600 shares were
vested.
(4) On 12/1/02, options to purchase 733 shares were
vested.
SIGNATURE OF REPORTING PERSON
David H., Jr. Benton
/s/ David H. Benton, Jr.
DATE
December     , 2002